

January 29, 2014

Via E-mail
Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

> **Re:** **Fantex, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 17, 2014**
> **File No. 333-192476**

Dear Mr. French:

We have reviewed your response to our letter dated January 13, 2014 and have the following additional comments.

General

1. We note your response to prior comment 5. Consistent with the disclosure on the cover page and throughout the prospectus that you are offering tracking stock and that holders in Fantex Series Vernon Davis will have no direct investment in the Vernon Davis brand but rather in Fantex as a whole, please revise your risk factor section to include the risks pertaining to Arian Foster and your brand contract with Arian Foster. Please also revise your business section to include disclosure regarding Arian Foster and the related brand and brand contract consistent with the level of disclosure you included in Amendment No. 1 to the Registration Statement on Form S-1 filed October 31, 2013.

Questions and Answers, page 19

2. We note your response to prior comment 4. Consistent with your response to us, please revise the answer to the last question on page 19 or add a new question and answer to clarify that the five percent service fee that will be 100% attributed to Fantex Series Vernon Davis (so long as it is the only tracking series outstanding) is distinct from and in addition to the five percent of Associated Brand Income attributed to the Platform Common Stock.

Risk Factors, page 32

Risks Relating to Our Brand Contracts and Our Business, page 36

Our cash received under our brand contracts, page 37

3. In Section 2 of his NFL Player Contract, Vernon Davis agrees that, if invited, he will practice for and play in any all-star football game sponsored by the League. However, we note that Vernon Davis did not participate in the 2014 Pro Bowl game. Please discuss this development with respect to (i) compliance with his NFL Player Contract and (ii) the amount of potential brand income that was forfeited because he did not participate.

Critical Accounting Policies, page 82

Fair Value of Financial Instruments, page 83

Vernon Davis Brand Contract, at Estimated Fair Value, page 85

4. We note your response to prior comment 6. Consistent with that response, please revise the "Statistical Production" bullet point to clarify that the majority of the increase in estimated career length for Vernon Davis over the average tight end comes from this factor.

Vernon Davis Estimated Brand Income, page 86

5. We note the table on page 87, which shows the three categories of brand income you have used in calculating your estimate of lifetime brand income for Vernon Davis. Please explain how you have factored compensation for post-season and all-star game play into your estimate, including which category contains this estimate.

6. We note your response to prior comment 3. Please revise the carryover paragraph and bullet points on pages 88 and 89 to disclose the substance of the first paragraph of your response to our prior comment. Please also describe the criteria utilized to determine the comparative group of athletes "who have used their playing career as a platform to build a post-career brand." If there were athletes who met the criteria but were excluded from the analysis, please disclose this and briefly explain why.

7. Please tell us, with a view towards revised disclosure, whether any payments to be received by Vernon Davis for his duties as a correspondent during the Winter Olympics will constitute brand income within the meaning of the brand contract. As a general matter, would payments to him for acting as a correspondent for a sport other than football be brand income under the Brand Contract?

Professional Football Compensation, page 111

8. On page 112, you indicate that Pro Bowl players are compensated by the NFL based on a schedule established in the CBA between the NFL and the NFLPA. In this regard, Article 38 of the CBA states that, if players competing in the Super Bowl cannot feasibly participate in the Pro Bowl because of the timing or location of the Pro Bowl game, they shall nonetheless be compensated in accordance with the letter agreement under the Prior Agreement dated January 28, 2011. Please clarify the amount of such compensation. Given the new format of the Pro Bowl, it is unclear how players who miss the Pro Bowl (because they are competing in the Super Bowl) are now compensated since, under the new format, players could be "drafted" by either team and thus compensated differently depending on whether players were "drafted" by the winning or losing team.

9. Please disclose what compensation, if any, that players receive if they are not able to play in the Pro Bowl because of injury and what compensation, if any, that players receive if they opt not to participate for some other reason.

NFL Player Contract – San Francisco Forty Niners, page 115

10. In prior comment 16, we noted that Articles 37 and 38 of the CBA between the NFL and the NFLPA provide for additional compensation to players for post-season play and selection for the Pro Bowl. In your response to prior comment 16, you stated that payment for post-season play will be included as brand income under the brand contract. You indicate on page SR-VD-5 that contractual NFL player receipts for Vernon Davis include amounts for being on the roster for playoff and Pro Bowl games, which appears consistent with Section 2 of his NFL Player Contract. However, the CBA is not shown on the list of "included contracts" on page 114. Please clarify whether you consider additional compensation for post-season play and selection for the Pro Bowl to be payable under Vernon Davis's NFL Player Contract and, if so, revise the table on page 115 accordingly. Otherwise, please explain to us why the CBA is not shown on the list of "included contracts" on page 114, or the table relating to "other included contracts" on page 116, given that Vernon Davis appears to receive additional compensation under the CBA for performing in post-season play.

11. In footnote 3 to the table on page 115, you disclose the amounts paid to Vernon Davis for post-season play relating to the 2012 Playing Season. However, no amount is shown for participation in the Super Bowl. In this regard, Article 37 of the CBA provides that each player in the Super Bowl will receive a specified amount ($88,000 for winning or $44,000 for losing) within fifteen days after the game. Please disclose the amount of the payment received by Vernon Davis for his participation in the Super Bowl related to the 2012 Playing Season, which was played on February 3, 2013, or tell us why such amount has been excluded.

12. On a related matter, we note the 49ers made the playoffs during the 2011 and 2013 Playing Seasons in addition to the 2012 Playing Season. Accordingly, please add appropriate disclosure to address amounts paid for post-season play relating to these seasons.

Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement – Vernon Davis, page SR-VD-3

13. Please disclose the cash receipts with respect to being on the roster for playoff and Pro Bowl games as a separate line item. Similarly revise the related table on page 114.

14. You have presented a total of $1,228,000 of contractual NFL player receipts for the nine months ended September 30, 2013. Please explain the amounts that are included in this total by providing us with a detailed reconciliation showing separately the amounts relating to Vernon Davis's NFL Player Contract for the 2013 Playing Season and the amounts he received in early 2013 for being on the roster for playoff games relating to the 2012 Playing Season.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Justin Dobbie, Legal Branch Chief, at (202) 551-3469, or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Patrick A. Pohlen, Esq.
         Latham & Watkins LLP